February 9, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jacqueline Kaufman

Re:  Dynegy Inc.

Request for Withdrawal of Application for Qualification of Indenture on Form T-3

Filed November 7, 2016
File No. 022-29032-20

Dear Ms. Kaufman:

Dynegy Inc. (the “Company”) hereby requests withdrawal of the above-referenced Application for Qualification of Indenture on Form T-3, together with the applicable exhibits thereto (File No. 022-29032-20) (the “Application”), solely with respect to the applicant Elwood Services Company, LLC (“Elwood”).

On November 21, 2016, the Company sold all of its interests in Elwood, and Elwood ceased to be a subsidiary of the Company. The Application for Qualification of Indenture on Form T-3 (File No. 022-29032) was declared effective by order of the Securities and Exchange Commission (the “Commission”) on February 2, 2017, with respect to all of the applicants thereto except Elwood. The Commission subsequently requested that, as a result of the Elwood sale, the Company submit a request to withdraw the Application with respect to Elwood.

If you have any questions concerning this request, please do not hesitate to contact Gary Kashar at (212) 819-8223 or Andrew Weisberg at (212) 819-8980 of White & Case LLP, counsel to the Company.

Sincerely,

DYNEGY INC.

By:	/s/ Heidi Lewis
	Name:	Heidi Lewis
	Title:	Vice President and Group General Counsel

cc: Catherine C. James, Executive Vice President, General Counsel and Chief Compliance Officer of Dynegy Inc.